Mercedes-Benz Auto Receivables Trust 2024-1
Investor Report

Amounts in USD

Dates

Collection Period No.	13			
Collection Period (from... to)	1-Jan-2025	31-Jan-2025		
Determination Date	13-Feb-2025			
Record Date	14-Feb-2025			
Distribution Date	18-Feb-2025			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Jan-2025	18-Feb-2025	Actual/360 Days	34
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jan-2025	15-Feb-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,700,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	244,500,000.00	128,969,653.69	111,753,483.70	17,216,169.99	70.413783	0.457069
Class A-2B Notes	244,500,000.00	128,969,653.69	111,753,483.70	17,216,169.99	70.413783	0.457069
Class A-3 Notes	476,600,000.00	476,600,000.00	476,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	98,010,000.00	98,010,000.00	98,010,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,359,310,000.00**	**832,549,307.38**	**798,116,967.40**	**34,432,339.98**		
Overcollateralization	34,856,681.09	34,854,167.03	34,854,167.03			
Adjusted Pool Balance	1,394,166,681.09	867,403,474.41	832,971,134.43			
Yield Supplement Overcollateralization Amount	65,292,162.27	40,439,367.00	38,821,610.05			
Pool Balance	**1,459,458,843.36**	**907,842,841.41**	**871,792,744.48**			

	Amount	Percentage
Initial Overcollateralization Amount	34,856,681.09	2.50%
Target Overcollateralization Amount	34,854,167.03	2.50%
Current Overcollateralization Amount	34,854,167.03	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	5.060000%	543,822.04	2.224221	17,759,992.03	72.638004
Class A-2B Notes	4.776540%	581,804.89	2.379570	17,797,974.88	72.793353
Class A-3 Notes	4.800000%	1,906,400.00	4.000000	1,906,400.00	4.000000
Class A-4 Notes	4.790000%	391,223.25	3.991667	391,223.25	3.991667
Total		**$3,423,250.18**		**$37,855,590.16**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	33,406,782.23	(1) Total Servicing Fee	756,535.70
Interest Collections	6,146,608.39	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	1,082,504.80	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	1,195,001.75	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	3,423,250.18
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	141,872.70	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**41,972,769.87**	(6) Regular Principal Distributable Amount	34,432,339.98
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**41,972,769.87**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	3,360,644.01
		Total Distribution	**41,972,769.87**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	756,535.70	756,535.70	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,423,250.18	3,423,250.18	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	543,822.04	543,822.04	0.00
thereof on Class A-2B Notes	581,804.89	581,804.89	0.00
thereof on Class A-3 Notes	1,906,400.00	1,906,400.00	0.00
thereof on Class A-4 Notes	391,223.25	391,223.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,423,250.18	3,423,250.18	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	34,432,339.98	34,432,339.98	0.00
Aggregate Principal Distributable Amount	34,432,339.98	34,432,339.98	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,485,416.70
Reserve Fund Amount - Beginning Balance	3,485,416.70
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,846.41
minus Net Investment Earnings	11,846.41
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,485,416.70
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,846.41
Net Investment Earnings on the Collection Account	130,026.29
Investment Earnings for the Collection Period	141,872.70

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,459,458,843.36	29,733
Pool Balance beginning of Collection Period	907,842,841.41	21,238
Principal Collections	18,276,637.47	
Principal Collections attributable to Full Pay-offs	15,130,144.76	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,643,314.70	
Pool Balance end of Collection Period	871,792,744.48	20,534
Pool Factor	59.73%	

	As of Cutoff Date	Current
Weighted Average APR	7.74%	7.93%
Weighted Average Number of Remaining Payments	60.69	48.21
Weighted Average Seasoning (months)	8.92	21.83

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	857,988,382.63	20,290	98.42%
31-60 Days Delinquent	9,584,773.95	171	1.10%
61-90 Days Delinquent	3,382,408.65	58	0.39%
91-120 Days Delinquent	837,179.25	15	0.10%
Total	871,792,744.48	20,534	100.00%

Delinquency Trigger			**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.484%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,643,314.70	60	33,411,509.83	729
Principal Net Liquidation Proceeds	1,068,176.96		12,888,036.61	
Principal Recoveries	1,141,630.38		7,534,907.13	
Principal Net Loss / (Gain)	433,507.36		12,988,566.09	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.585%
Prior Collection Period	0.898 %
Second Prior Collection Period	1.314 %
Third Prior Collection Period	1.314 %
Four Month Average	1.027%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.890%
Average Net Loss / (Gain)	17,816.96

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.